September 23, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Evan Ewing

Re:	Innovation Beverage Group Limited
Registration Statement on Form F-1
Filed August 14, 2024
File No. 333-266965

Dear Mr. Ewing:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representative of the underwriters of the proposed initial public offering of securities of Innovation Beverage Group Limited (the “Company”), hereby join the Company’s request that the effective date of the above-referenced Registration Statement on Form F-1 be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on Wednesday, September 25, 2024, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Securities Act, we, as representative of the underwriters, wish to advise you that there will be distributed to each underwriter, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

The Benchmark Company, LLC

By:	/s/ Michael S. Jacobs
Name:	Michael S. Jacobs
Title:	Head of Equity Capital Markets

cc	Dean Huge, Innovation Beverage Group Limited
Richard A. Friedman, Sheppard, Mullin, Richter & Hampton LLP
Darrin Ocasio, Sichenzia Ross Ference Carmel LLP